Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

October 28, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs, Assistant Director

Katherine Wray, Staff Attorney

Patrick Gilmore, Accounting Branch Chief

David Edgar, Staff Accountant

Re:	Guidewire Software, Inc.

Registration Statement on Form S-1

Filed September 2, 2011

File No. 333-176667

Dear Ms. Jacobs:

This letter is submitted on behalf of Guidewire Software, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on September 2, 2011 (the “Registration Statement”), as set forth in your letter dated September 30, 2011 addressed to Marcus S. Ryu, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), including changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement), along with the supplemental response materials.

General

1.	We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

RESPONSE: The Company acknowledges the Staff’s comment and understands that the Staff will need sufficient time to review the filing after the price range is included and that the inclusion of the price range may cause the Staff to issue additional comments.

Prospectus Cover Page

2.	Your risk factor disclosure on page 29 suggests that following the offering, your executive officers and directors, and entities affiliated with them, will continue to own a significant percentage of the company’s stock and that they, acting together, may be able to control your management and affairs and other matters requiring stockholder approval.

Please tell us what consideration you gave to disclosing on your prospectus cover page and in your summary the substantial control these insiders may have over your company following the offering.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 4 of Amendment No. 1 to disclose in the Prospectus Summary the risks related to the substantial control insiders may have over the Company following the offering. The Company considered disclosing the risks related to the substantial control insiders may have over the Company following the offering on the prospectus cover page, but determined that adding disclosure in the Prospectus Summary gave the information the proper prominence for investors.

Prospectus Summary, page 1

3.	With respect to each third-party statement in your prospectus — such as the market data by Gartner and IBISWorld referenced in your summary and in your business section -please provide us with the relevant portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Ensure that you set forth the publication dates of all cited reports. Also, please tell us whether all or any of the reports or other publications was prepared for you.

RESPONSE: In response to the Staff’s comment, the Company is supplementally providing to the Staff support for the third-party data referenced throughout Amendment No. 1 marked to show where within each source the applicable portion or section referenced is located. The Company confirms that none of these reports were prepared for the Company and that each of these materials are publicly available.

4.	We note the following statement that begins the fourth paragraph of your summary overview: “We primarily generate software license revenues through annual license fees that recur during the multi-year term of a customer’s contract.” Given that your services revenue has accounted for a larger percentage of total revenues than your software license revenue for each of the periods covered in the financial statements contained in the registration statement, please consider also discussing the nature of your service revenues here.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 1 of Amendment No. 1 to discuss the nature of the Company’s service revenues in the Prospectus Summary.

5.	Please provide us with supplemental support for your belief, disclosed here and on page 80 in the business section, that claims leakage costs the P&C insurance industry over $50 billion annually. We note your disclosure that this belief is based upon your analysis and industry reports.

RESPONSE: The Company is supplementally providing to the Staff the industry reports that form the basis for the Company’s analysis related to its belief that claims leakage costs the P&C insurance industry over $50 billion annually. The Company’s belief is based on industry reports that contain the following data: (i) as stated in the IBISWorld, Inc. report titled “Global Direct General Insurance Carriers,” P&C insurance revenues were $1.32 trillion in 2010 and direct written premiums by P&C insurers were $1.19 trillion in 2010 (direct written premiums are 90% of revenues for P&C insurers per the report); and (ii) as stated in the Celent report titled, “Technology-enabled Claims Performance Improvement,” by implementing modern claims processing technologies, P&C insurers can reduce pure losses by 4% to 6% and loss adjustment expense by 10% to 12%, which together represent a 4 to 5 point improvement in the combined ratio.

The combined ratio is a measure of profitability commonly used by the insurance industry to indicate how well an insurance company is performing in its daily operations. The combined ratio is comprised of the claims ratio and the expense ratio. The claims ratio is claims owed as a percentage of revenue earned from premiums. The expense ratio is operating costs as a percentage of revenue earned from premiums. The combined ratio is calculated by taking the sum of incurred losses and expenses and then dividing them by earned premium. Mathematically this is calculated as follows:

Based on direct written premiums, or earned premiums, of $1.19 trillion for P&C insurers per the IBISWorld report cited above, if the combined ratio for the industry improves by 4 to 5 points, that would result in a $47.6 to $59.5 billion reduction in claims leakage and, thus additional income for the P&C insurance industry.

The Company is also supplementally providing to the Staff the industry report titled “Insurance Fraud” by the Insurance Information Institute that supports the Company’s additional disclosure that $30 billion of the approximately $50 billion annual claims leakage is related to fraud.

Summary Consolidated Financial Data, page 6

6.	You first present the company’s Adjusted EBITDA in this section of the prospectus, and you provide a footnote cross-reference to a more thorough discussion of this non-GAAP figure and GAAP reconciliation later in the document. To the extent that you continue to include non-GAAP financial data here, please expand the disclosure to provide all of the information required by Item 10(e)(1) of Regulation S-K, rather than a cross-reference to this disclosure elsewhere.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 9 of Amendment No. 1 to include the information required by Item 10(e)(1) of Regulation S-K with respect to Adjusted EBITDA and a GAAP reconciliation within the Prospectus Summary.

Risk Factors, page 9

General

7.	Please revise to ensure that each risk factor heading clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Several of the headings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following:

•	“We may be obligated to disclose our proprietary source code to our customers;” and

•	“Our products could experience data security breaches.”

Please revise to ensure that each heading succinctly describes the specific risk or risks discussed in the text below. Note further that rather than stating generally that a factor could adversely or negatively affect your business, operating results, or financial condition, each heading should indicate what the particular adverse effects may be, such as reduced income or revenues or loss of customers.

RESPONSE: In response to the Staff’s comment, the Company has revised its risk factor headings to ensure that each heading succinctly describes the specific risk or risks discussed in the text of the risk factor.

“Assertions by third parties of infringement...,” page 11

8.	Please address the risks associated with the Accenture litigation under a separate heading.

RESPONSE: The Company respectfully advises the Staff that it has settled the Accenture litigation with only an appeal on Accenture’s ‘284 patent remaining in question. The outcomes on the appeal of the ‘284 patent as between the Company and Accenture have been determined pursuant to the terms of the settlement:

•	If Accenture is successful in its appeal, the Company has agreed to pay them an additional $20 million;

•	At any time prior to an initial determination by the appeals court, the Company may instead pay Accenture $15 million to discharge this potential obligation; and

•	If Accenture is not successful in its appeal, no further payments would be due in connection with the settlement.

The Company has revised its disclosure on pages 14 and 93 of Amendment No. 1 to disclose the settlement terms and update the associated risks for the Company going forward.

“Because we derive substantially all of our revenues and cash flows...,” page 15

9.	You disclose that you have historically derived a “substantial majority” of your revenues from your ClaimCenter product. Please consider providing quantitative disclosure of your historical revenues attributable to this product and related services so that readers may better understand the extent of your reliance on a single product.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 17 of Amendment No. 1 to discuss the percent of outstanding licenses as of July 31, 2011 that contain licenses for ClaimCenter (either on a standalone basis or bundled with other products) to provide investors with insight into the Company’s reliance to date on its ClaimCenter product. The Company supplementally advises the Staff that the Company does not have a means to track its revenues by product in an objective and reliable manner and as such cannot provide quantitative disclosure of historical revenues by product. In addition, related service revenues are billed on a project basis, which projects may relate to more than one software product, making a breakdown of services revenues impracticable. The Company respectfully advises the Staff that it believes that the quantitative disclosure regarding percentage of outstanding licenses that contain licenses for ClaimCenter provides investors with enough information to understand the extent of the Company’s reliance on a single product.

“We rely on technology and intellectual property...,” page 18

10.	You disclose that you use insurance-industry proprietary information licensed from Insurance Services Offices, Inc. for distribution in your PolicyCenter Products, and your disclosure suggests that you are not aware of an adequate replacement for this information should it become unavailable to you through ISO. To the extent your business is materially dependent on it, the ISO license agreement and its material terms should be discussed in Business. Please revise your filing accordingly, or provide us with support for your conclusion that you are not materially dependent on the ISO license. Further, please tell us what consideration you gave to filing this agreement as an exhibit to your registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 20 of Amendment No. 1 to clarify that Insurance Services Offices, Inc., or ISO, is a standards entity established by the insurance industry and to clarify the risk the Company perceives related to ISO and other third-party technology used by the Company and its customers. The Company further advises the Staff that the Company does not directly license to its customers any technology or software tools from ISO. ISO’s technology is licensed and used by the Company’s customers in connection with use of the Company’s software products. If the Company were no longer able to utilize ISO technologies, this could impact its customers and its operations. The Company is not, however, materially dependent on the ISO license and, as a result, the Company has determined it is not required to file an agreement with ISO as an exhibit to the Registration Statement.

“Our growth is dependent,” page 23

11.	You state here that you rely on systems integrators as channel partners to reach new customers, and we note your disclosure on page 88 in the business section regarding your strategic relationships with systems integration, consulting and industry partners. Please describe more specifically, in quantitative terms if possible, the extent of your reliance on such partners, and tell us what consideration you gave you gave to filing any related agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 26 of Amendment No. 1 to clarify that the Company benefits from, but does not rely on, its relationships with systems integrators. The Company supplementally advises the Staff that the Company does not rely on such partners to drive a significant portion of its business and, as a result, the Company has determined it is not required to file any agreements with channel partners as exhibits to the Registration Statement.

“Certain of our software products may be deployed.,” page 25

12.	Please provide additional disclosure, in quantitative terms if possible, regarding the extent to which you currently deliver your software products through the cloud, so that investors may better understand the scope of the risks described.

RESPONSE: The Company supplementally advises the Staff that the Company currently delivers its software products to its customers on its customers’ premises and does not directly deliver its software products through a Company-hosted application. The

Company is aware that certain services providers used by the Company’s customers may host certain of the Company’s software services in a hosted environment. The key risk that the Company is highlighting in this risk factor is that any inability of such service providers to provide continuous access to these hosted services could negatively impact the Company even though the Company is not hosting these services. The Company respectfully advises the Staff that it cannot quantify the extent to which its customers utilize hosted environments to deploy its software products.

Industry and Market Data, page 33

13.	We note the following statements with respect to the third-party market and industry data cited in your prospectus:

•	“We have not independently verified any third-party information and cannot assure you of its accuracy or completeness;” and

•	“Although we believe that each source is reliable as of its respective date, neither we nor the underwriters have independently verified the accuracy or completeness of this information.”

As you know, the company is responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing. Please revise accordingly.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 35 of Amendment No. 1 to remove the disclaimers.

Use of Proceeds, page 34

14.	You state that you intend to use the net proceeds from the offering for “general corporate purposes, including working capital;” to satisfy tax withholding obligations related to the vesting of restricted stock units of employees and former employees; and to acquire or invest in other companies, product lines, products, or technologies. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds for general corporate purposes, as well as the approximate amounts intended to be used for each such purpose, to the extent known. We note in this regard that you intend to disclose the amount to be applied for withholding obligations, based on the midpoint of the IPO price. If you are unable to disclose a specific plan for a significant portion of the proceeds or the amounts intended for each such purposes, please revise to discuss the principal reasons for the offering. See Item 504 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 36 of Amendment No. 1 to clarify the principal purpose of the offering and expected uses of proceeds from this offering. The Company supplementally advises the Staff that it cannot further quantify the uses of proceeds from the offering with more specificity as such decisions will depend on a number of market and competitive factors.

15.	We refer to your disclosed intent to use a portion of the net proceeds to satisfy tax withholding obligations related to the vesting of RSUs held by current or former employees. Please revise to explain why the company is using a portion of the proceeds of the offering to satisfy these withholding obligations — for example pursuant to gross-up agreements or otherwise — rather than having the relevant current or former employee arrange for the payment of these taxes. In this regard, we note that Section 7 of the company’s 2010 Restricted Stock Unit Plan indicates that the RSU grantee, rather than the company, will be responsible for paying the company for any federal, state or local taxes required to be withheld by the company. In addition, to the extent that the company is satisfying tax withholding obligations for any of your named executive officers, please ensure that your executive compensation discussion contains appropriate disclosure.

RESPONSE: The Company supplementally advises the Staff that, at the initial settlement date for the outstanding vested RSUs after the offering, it intends to have the employees satisfy the minimum statutory tax obligations related to RSU settlement using a net share settle approach. Under this approach, the Company will withhold a number of shares of common stock otherwise issuable to the employees with a fair value on the settlement date equivalent to the employees’ minimum statutory tax withholding obligations. The Company will then remit cash equal to such tax withholding obligations to the relevant taxing authorities to satisfy their tax obligations. In this regard, the employee, not the Company, will be satisfying the minimum statutory tax obligations consistent with Section 7 of the Company’s 2010 Restricted Stock Unit Plan and no compensation will be associated with such payments. The Company has chosen to use a portion of the proceeds from the offering for these purposes to alleviate the market risk that could develop for employees if the RSUs vest during a closed trading window.

16.	You state that you do not currently know the amount of net proceeds that will be used to satisfy the tax withholding obligations because it will depend on your stock price on the date of vesting of the RSUs, which you disclose will be at least 180 days after completion of the IPO. Please revise to discuss any other significant factors or assumptions that the amount of proceeds to be used for this purpose will depend on, for example, the applicable income tax rates for the relevant employees. Further, please provide a sensitivity analysis showing the effect of changes in the company’s stock price on the amount of proceeds that will be applied to satisfy withholding obligations. For example, discuss how a $1 change in the stock price from the midpoint of the IPO price range would affect the amount to be applied for this purpose. Finally, please consider disclosing the maximum amount of proceeds that you intend to apply to tax withholdings.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 36 of Amendment No. 1 to discuss other significant factors that the amount of proceeds to be used for this purpose will depend on and to provide a sensitivity analysis showing the effect of changes in the Company’s stock price on the amount of proceeds that will be applied to satisfy such minimum statutory tax withholding obligations. The Company supplementally advises the Staff that the applicable income tax rates for the relevant employees will not be a factor that determines the amount of proceeds to be used to satisfy the minimum statutory tax withholding obligations because the Company can only withhold at the statutory minimum tax rate, which is a known percentage and will not fluctuate. The Company also supplementally advises the Staff that it does not have a maximum amount of proceeds that it intends to apply to tax withholdings as it will be a decision for the Company’s Board of Directors and management at or prior to each vesting date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

17.	Your MD&A overview summarizes how the company generates and recognizes revenues, and it discusses several key metrics you use to evaluate and manage your business. Please consider expanding the overview to address material opportunities, uncertainties, risks and challenges facing the company, and how management is dealing with these issues. For example, we note disclosure elsewhere that an increasing percentage of service revenues could adversely affect your overall gross margin and profitability, and that failure of your newer products to obtain broad market acceptance would harm your growth prospects; a more thorough overview might discuss these challenges and the company’s plans for overcoming them. Refer to SEC Release No. 33¬8350.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 45 of Amendment No. 1 to expand the overview to discuss material opportunities, uncertainties, risks and challenges facing the Company, and how management thinks about these issues.

Critical Accounting Policies and Estimates

Stock-based Compensation, page 69

18.	We note in your disclosure on page 69 and in Exhibit 10.4 that RSUs are subject to both time-based vesting as well as a performance-based vesting condition, both of which must be satisfied before the RSUs are settled in shares of common stock. We further note that you recognize stock-based compensation cost related to these RSUs over the time-based vesting period without regard to the performance condition. Please explain your basis for recognizing compensation cost prior to the occurrence of the performance-based vesting condition.

RESPONSE: The Company supplementally advises the Staff that it evaluated the time-based vesting conditions as well as the performance-based conditions when determining the proper expense allocation for the awards. During this evaluation, it was noted that the performance-based conditions were not forfeiture provisions while the time-based vesting conditions were forfeiture provisions. Specifically, the RSUs provide that if an employee terminates employment prior to the occurrence of the performance-based condition, the employee does not forfeit the RSUs to the extent the time-based vesting requirements were satisfied prior to termination. The occurrence of the performance-based condition is detached from the underlying service condition because continued employment is not required throughout the performance period. As such, in reliance upon ASC 718-10-30-10, the Company determined that the performance event functions more like a post-

vesting restriction rather than a vesting condition and the compensation cost is recognized over the requisite service period, which is the same as the time-based vesting term.

19.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

RESPONSE: The Company supplementally advises the Staff that it has not had a discussion with its underwriters about the proposed IPO price or possible price ranges for this offering. The Company will include a price range in a subsequent amendment to the Registration Statement. The Company understands that the Staff may have additional comments regarding stock-based compensation once an estimated price range is included and will need sufficient time to review and process the Registration Statement.

20.	Tell us whether you obtained a contemporaneous or retrospective valuation for each valuation date and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). In addition, please revise to discuss the significant factors contributing to the difference in the fair value determined between each grant and equity related issuance. In this regard, while we note your disclosure regarding certain valuations that there was no single event or series of events that occurred that resulted in an increase in fair value of your common stock but rather a series of events related to general improvements in the market and your financial position and results of operations, you should revise your disclosure to provide more insight into these general improvements and how your financial position and results have improved. Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

RESPONSE: The Company supplementally advises the Staff that the contemporaneous valuations as of July 31, 2010, October 31, 2010, January 31, 2011 and September 14, 2011 were performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). In response to the Staff’s comment, the Company has revised its disclosures on pages 73-74 of Amendment No. 1 to provide more insight into the general improvement in the markets and the Company’s financial position and results of operations. In a subsequent amendment to the Registration Statement (when the Company has a price range for the IPO), the Company will include a reconciliation and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of the IPO offering range.

21.

Please consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC

718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 70 of Amendment No. 1 to disclose the aggregate intrinsic value of vested and unvested stock options as of July 31, 2011.

22.	We note your disclosure on page 70 that your expected volatility for stock based awards is derived from the historical volatility of publicly listed peer companies. We further note your disclosure on page 72 and 73 that the value of your common stock was determined in part by utilizing the market approach based upon market multiples of eight comparable publicly-traded companies. Please address the following with respect to the group of comparable public companies used in your various analyses:

•	Confirm that the same set of comparable publicly-traded companies is used in all of your various valuation estimates and update your disclosure accordingly.

•	Revise to disclose the basis for the selection of the set of comparable publicly-traded companies, what makes them comparable and any limitations or uncertainties over that comparability.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 71 of Amendment No. 1 to disclose that the same set of comparable publicly-traded companies was used in all of the Company’s various valuation estimates up to the January 31, 2011 valuation and the basis for the selection of the comparable companies, what makes them comparable and any limitations or uncertainties over that comparability. For the first application of the PWERM method, the valuation performed on September 14, 2011, the Company disclosed that the set of comparable publicly-traded companies used was changed to those the underwriters have informed the Company will be utilized in modeling the Company, the basis for the selection, what makes them comparable and any limitations or uncertainties over that comparability.

23.	We note your use of a straight-line methodology in determining the fair value of restricted stock units (RSUs) granted on December 8, 2010 and March 9, 2011. Please explain your basis for the use of this method in determining the fair value of RSUs and why you believe it is appropriate.

RESPONSE: The Company supplementally advises the Staff that the RSU grant date fair values referenced on December 8, 2010 and March 9, 2011 were determined utilizing a straight-line methodology because the grant dates occurred in between the dates of the Company’s contemporaneous valuations. Therefore, the Company estimated the fair value of the underlying common stock for these RSU grants with the benefit of hindsight for accounting purposes only.

When determining the fair value for accounting purposes, the Company recognized that the fair value of the underlying shares should have increased between each contemporaneous valuation date; however, the Company was not aware of any single event, or series of events, that occurred during this interim period that should have directly resulted in the increase in the fair value but rather a series of events related to the general improvements in the Company’s business. Accordingly, without any concrete events or information it could point to that would lead to such an increase in fair value for this timeframe, the Company applied a straight-line methodology to retrospectively increase the fair value of its common stock for accounting purposes during the interim periods. Therefore, as of the interim dates on December 8, 2010 and March 9, 2011, the Company believed that the fair value determined using the straight-line method provided the best estimate of the fair value.

24.	Please clarify your basis for using 45% to 47.5% risk-adjusted discount rates in your contemporaneous valuations.

RESPONSE: The Company supplementally advises the Staff that the 45% to 47.5% risk-adjusted discount rates were determined based upon historical expected rates of return for an investment in a venture-backed company in the “Bridge/IPO” stage of investment factoring in incremental company-specific risk associated with litigation at the time of the valuation. The Bridge/IPO stage of investment includes companies who are within approximately six months of a scheduled IPO.

25.	We note your disclosure on page 74 that the valuation performed as of April 30, 2011 “was primarily based on a secondary market transaction that closed in May and June 2011.” We further note that the board of directors did not obtain a third-party valuation in determining fair value as of April 30, 2011. Please address the following:

•

Please clarify how the secondary transaction(s) that closed in May and June 2011 represented arms-length transactions considering that the purchasing party in the transaction(s) appears to be a related party.

•

Please explain the board’s decision not to obtain a third-party valuation considering that an IPO was becoming more imminent and that a significant number of RSUs granted on March 9, 2011 were valued in part based on the secondary transaction(s).

•	Please explain the reason for the 69% increase in the stock price from the previous valuation on January 31, 2011.

RESPONSE: The Company supplementally advises the Staff that the following are details of the secondary transaction:

•

Seventeen holders of the Company’s Common Stock and Series A Preferred Stock (“Preferred A Stock”) entered into individual agreements with Battery Ventures, US Venture Partners, and Bay Partners (collectively, the “Purchasers,”).

•

The Purchasers purchased an aggregate of 828,999 shares of Common Stock and 107,075 shares of Preferred A Stock. The purchase involved approximately 5.8% of the Common Stock outstanding and 0.7% of the Preferred A Stock outstanding.

•	Each share of the Common Stock and the Preferred A Stock were purchased for $7.50 per share.

•

The Company had right of first refusal for Common Stock and Preferred A Stock. The Board of Directors of the Company, with the approval of the disinterested members, waived the right of first refusal to purchase the Common Stock and the Preferred A Stock.

•

The Company was not under financial distress or under any other constraint at the time of the purchase of the Common Stock and the Preferred A Stock and the Company did not receive any of the proceeds from the sale of the Common Stock or the Preferred A Stock.

•	None of the Purchasers held a controlling interest in the Company prior to the transaction and none of the Purchasers acquired a controlling interest in the Company as a result of the transaction.

The AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”) states that the sale of equity by a willing buyer and seller represents the best indicator of fair value. As all parties involved in the sale and purchase of the Common Stock and Preferred A Stock were willing buyers and sellers under no duress to sell. Using the guidance in the Practice Aid since the primary input into a third-party valuation would have been the secondary transaction the Board determined no such report was required. However, the Company did work with a third-party valuation firm to confirm that the valuation was reasonable.

The primary reasons for the 69% increase in the stock price from the previous valuation on January 31, 2011 were:

1.	The improvement in the Company’s financial performance as evidenced by the 23% increase in revenues and the 83% increase in income from operations in the nine months ended April 30, 2011 as compared the nine months ended April 30, 2010.

2.	The favorable determinations of the U.S. Patent and Trademark Office and the Delaware Court between January 31, 2011 and the transaction date related to the Company’s litigation at the time of the valuation.

26.	For any share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Please continue to update your disclosures for all equity related transactions subsequent to this request through the effective date of the registration statement.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 75 of Amendment No. 1 to disclose the expected impact additional grants will have on the Company’s financial statements. The Company will continue to update these disclosures through the effective date of the Registration Statement.

Business

Our Products, page 83

27.	Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement, including the following:

•

“By improving access to information, automating low-level tasks and enforcing consistent adherence to underwriting guidelines, PolicyCenter enables P&C insurance carriers to reduce underwriting costs while also improving the quality of the risks they insure,” page 83; and

•

“ClaimCenter enables claims operations to realize quantifiable reductions in claims payments, which are the largest outflow for P&C insurance carriers, and often represent over 60 cents of every premium revenues dollar,” page 84.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 84 of Amendment No. 1 to clarify that it is the Company’s belief that PolicyCenter enables P&C insurance carriers to reduce underwriting costs while also improving the quality of the risks they insure. As support for this belief, the Company is supplementally providing the Staff with materials that support this statement marked to show where within each source the applicable referenced material is located. These materials highlight that modern systems such as PolicyCenter allow insurers to streamline underwriting processes and reduce costs by utilizing workflow and automated task generation. Such systems also enable insurers to apply underwriting rules based on predictive models, which can improve the consistency and quality of underwriting decisions.

In response to the Staff’s comment, the Company has also revised its disclosure on page 84 of Amendment No. 1 to clarify that it is the Company’s belief that claims payments often represent over 60 cents of every premium revenue dollar. As support for this belief, the Company is supplementally providing the Staff with materials that support this statement marked to show where within each source the referenced material is located.

The Company is also providing additional support for its belief statements on page 79 of Amendment No. 1 that P&C insurers in North America and Europe accounted for 43% and 37% of DWP in 2010, respectively, and that there are approximately 7,000 P&C insurance carriers globally and approximately 2,300 within the United States.

Our Customers, page 86

28.	We note your statement that you “count as customers distinct buying entities, which in a few cases includes multiple national or regional subsidiaries of large, global P&C insurance carriers.” We note further your disclosure that no single customer accounted for more than 10% of the company’s revenues for any of the periods presented in the financial statements included in the prospectus. Please tell us, and disclose if appropriate, whether the subsidiaries of any single large, global P&C insurance carrier, taken together, accounted for more than 10% of the company’s revenues for any of the periods presented in the financial statements. Refer to Item 101(c)(1)(vii) of Regulation S-K.

RESPONSE: The Company supplementally advises the Staff that no subsidiaries of any single large, global P&C insurance carrier, when taken together, accounted for more than 10% of the Company’s revenues for any of the periods presented in the financial statements.

29.	You present several case studies of customers that have utilized your products. Please confirm that each of these customers has agreed to their case studies being used in this manner.

RESPONSE: The Company supplementally advises the Staff that each of the customers in the case studies on pages 87-88 of Amendment No. 1 has consented to the inclusion of their case studies in the Registration Statement.

Legal Proceedings, page 92

30.	You disclose several pending lawsuits involving the company and Accenture. Please revise to ensure that you provide a brief description of the factual basis alleged to underlie each such proceeding, as well as the relief sought. Refer to Item 103 of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has settled the Accenture litigation with only an appeal on Accenture’s ‘284 patent remaining in question. The outcomes on the appeal of the ‘284 patent as between the Company and Accenture have been determined pursuant to the terms of the settlement:

•	If Accenture is successful in its appeal, the Company has agreed to pay them an additional $20 million;

•	At any time prior to an initial determination by the appeals court, the Company may instead pay Accenture $15 million to discharge this potential obligation; and

•	If Accenture is not successful in its appeal, no further payments would be due in connection with the settlement.

The Company has revised its disclosure on page 93 of Amendment No. 1 to disclose the settlement terms. In response to the Staff’s comment, the Company has also revised its disclosure on page 93 of Amendment No. 1 to provide the relief sought in the case where the appeal is pending.

Management

Compensation Committee Interlocks and Insider Participation, page 99

31.	Please identify here each person who served as a member of your compensation committee during the last fiscal year. It appears you should also expand the disclosure under this caption to provide the disclosure called for by Item 404 of Regulation S-K with respect to the company’s related-party transactions with the Bay Partners affiliates of Mr. Dempsey. See Item 407(e)(4) of Regulation S-K. Please note that cross-referencing to another section of the document is not contemplated by Item 407(e)(4) and impacts the transparency of this disclosure. We would not, however, object to a cross-reference in the related party disclosure to the present section.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 99 of Amendment No. 1 to identify each person who served as a member of the Company’s compensation committee during fiscal year 2011 and to expand the disclosure under this caption to provide the disclosure called for by Item 404 of Regulation S-K with respect to the related party transactions with Bay Partners.

Compensation

Role of Compensation Consultant, page 102

32.	You disclose that after the company initially engaged Compensia in 2009 to review your executive compensation practices, the consulting firm’s engagement was expanded to include a general review of non-executive employee compensation. You disclose further than the compensation committee engaged Compensia in April 2011 to consult on matters relating to executive compensation on an on-going basis, but that the firm did not provide any “non-compensation-related services” to the company during fiscal 2011. Please tell us what other compensation-related services Compensia provided during fiscal 2011, if any, and how you apparently concluded that you are not required to provide disclosure pursuant to Item 407(e)(3)(iii)(A) of Regulation S-K with respect to Compensia’s services, including the aggregate fees paid to the firm for executive compensation consulting services and the aggregate fees for additional services provided, as well as whether the decision to engage Compensia for these other services was made, or recommended, by management, and whether the compensation committee approved such other services of Compensia.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 102-103 of Amendment No. 1 to disclose the other compensation-related services Compensia provided during fiscal year 2011. The Company supplementally advises the Staff that the Company concluded that it is not required to provide the disclosure pursuant to Item 407(e)(3)(iii)(A) of Regulation S-K with respect to Compensia’s services because Compensia did not provide any services in fiscal year 2011 other than those provided in connection with Compensia’s engagement by the Compensation Committee.

Certain Relationships and Related Party Transactions, page 125

33.	Please provide the disclosure called for by Item 404(b) of Regulation S-K with respect to the review and approval of the company’s related-party transactions. For example, disclose whether you have historically had a written policy with respect to the review and approval of related-party transactions, and discuss the standards, if any, that you have historically applied when reviewing related-party transactions, including those disclosed in your filing. See Item 404(b)(1) and Instruction 1 to Item 404.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 130 of Amendment No. 1 to include the information required by Item 404(b) of Regulation S-K with respect to the review and approval of the Company’s related party transactions.

Principal Stockholders, page 127

34.	Your principal stockholders table indicates that the beneficial ownership information contained therein is presented as of April 30, 2011. Please revise to provide this information as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 131-132 of Amendment No. 1 to provide the beneficial ownership information in the Principal Stockholder table as of September 30, 2011.

35.	Your principal shareholder disclosure identifies Mr. Krausz as a beneficial owner of the Guidewire shares held by funds affiliated with U.S. Venture Partners, and Mr. Dempsey as a beneficial owner of the Guidewire shares held by funds affiliated with Bay Partners. Please confirm that each of these individuals has sole voting and dispositive power over the shares held by the respective funds; or revise to identify all natural persons who share voting or dispositive power over the Guidewire shares held by the funds affiliated with each of U.S. Venture Partners and Bay Partners.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 132 of Amendment No. 1 to identify all natural persons who share voting or dispositive power over the Guidewire shares held by the funds affiliated with each of U.S. Venture Partners and Bay Partners.

36.	We note that footnote 3 to the principal stockholder table disclaims beneficial ownership by the individuals identified therein, except to the extent of their pecuniary interest in the company’s securities. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). Please provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership, or delete the disclaimers. In that regard, we note that Item 403 of Regulation S-K requires registrants to disclose the amount of beneficial ownership held by certain beneficial owners and management.

Furthermore, Item 403 specifies that the amount of beneficial ownership may be determined only in accordance with Exchange Act Rule 13d-3, and does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4 (which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements). For further guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 132 of Amendment No. 1 to delete the disclaimer regarding beneficial ownership.

Consolidated Financial Statements

General

37.	Please revise to include updated audited financial statements. Please refer to Rule 3-12 of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff that it has updated its financial statements in Amendment No. 1 to include audited financial statements for the year ended July 31, 2011 as required by Rule 3-12 of Regulation S-X.

Consolidated Statements of Operations, page F-4

38.	We note that you do not present a line-item for net income (loss) available to common shareholders. Notwithstanding the disclosure in note 9 to the consolidated financial statements, please tell us how you considered the guidance in SAB Topic 6.B, which indicates that net income (loss) available to common shareholders should be reported on the face of the income statement when it is materially different than reported net income or loss.

RESPONSE: With its initial S-1 filing, the Company had considered SAB Topic 6.B. The Company supplementally advises the Staff that footnote 9 refers to non-cumulative dividends and earnings allocated to preferred stockholders only in context with the two-class method of earnings per share calculation. The Company’s preferred shares are not redeemable, are not subject to periodic increases in carrying value and are not eligible for cumulative dividends. Hence, the Company does not accrete dividends on its preferred stock. In response to the Staff’s comment, the Company updated its description in footnote 9 and throughout the F-pages of Amendment No. 1.

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Policies and Estimates

Revenue Recognition, page F-10

39.	We note your disclosure on page 1 that your software can be deployed either on-premise or in cloud environments. Please tell us the details of arrangements that include deploying your software in a cloud environment and its effect on revenue recognition.

RESPONSE: The Company supplementally advises the Staff that the Company currently delivers its software products to its customers on its customers’ premises and does not directly deliver its software products through a Company-hosted application. The Company is aware that certain services providers used by the Company’s customers may host certain of the Company’s software services in a hosted environment for the Company’s customers.

40.	Your disclosures indicate that vendor-specific objective evidence (“VSOE”) of fair value of maintenance services is established using the stated maintenance renewal rate in the customer’s contract. Please tell us more about your methodology for establishing VSOE including how you determine that the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Also, describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, etc.).

RESPONSE: The Company establishes VSOE of maintenance and support on a contract-by-contract basis based upon the renewal rate, if specified in that contract (“Stated Renewal Approach”) pursuant to ASC 985-605- 25- 67 ( previously paragraph 57 of SOP 97-2). As a matter of policy, stated renewal rates are included in the form of an optional renewal rate provided to the customer. The Company also requires that the stated renewal is substantive in order to meet the requirements of ASC 985-605- 55- 69 (previously TPA 5100.55).

The Company considers renewal rates of at least 17% of the net annual license fee for term licenses and at least 15% of the total license fee for perpetual licenses to be substantive. The renewal rates for maintenance and support on all new term and perpetual license arrangements entered into in fiscal years 2010 and 2011 range from 17% to 23% and 15% to 21% of the net license fees, respectively. For term licenses all of maintenance and support agreements subject to renewal during fiscal years 2010 and 2011 were renewed and all of them renewed at the stated renewal rates. For perpetual licenses all of maintenance and support agreements subject to renewal during fiscal year 2010 and 2011 were renewed and 100% and 94% were renewed at stated contractual rates in fiscal year 2010 and 2011, respectively. Apart from considering the license type (term or perpetual), the Company does not consider other factors to have an effect on the Company’s VSOE analysis.

41.	We note your disclosure on page 45 that your maintenance contracts usually have a term of one to five years. Please clarify the terms of your multi-year term license arrangements that include multi-year bundled maintenance services and also whether you enter into one-year terms license agreements with bundled coterminous maintenance services. In your response also tell how you determined that VSOE of fair value exists for such bundled maintenance services including your consideration for the guidance in ASC 985-605-55-60 through 67.

RESPONSE: As stated in the response to comment #40, the Company establishes VSOE for maintenance and support based on contractual stated renewal rates. The Company offers multi-year term licenses that include bundled maintenance and support services for a portion of the term license period (instead of bundled maintenance services for the entire license term). In its multi-year term license contracts, the initial bundled maintenance and support term is less than half of the committed license term. For example, in order for the renewal rate to be considered substantive in a five-year term license arrangement, the initial bundled maintenance and support term must be two years or less with contractual stated renewals for annual maintenance and support for the remaining duration of the term license. Also, as discussed in the previous response, the renewal rate in each of the renewal terms is evaluated by the Company to ensure that it is substantive. Rates are considered substantive provided they are at least 17% of the net annual license fee for term licenses and 15% of the total license fee for perpetual licenses. This approach is consistent with the guidance in ASC 985-605-55-62 and 63.

The Company generally enters into term licenses ranging from 3 to 7 years. Term licenses with duration of one year or less are rare. However, in the event the Company enters into a one-year term license, it applies ASC 985-605-55-60 and 61 and determines that no VSOE of support exists for a term license with duration of one year or less.

Consistent with the guidance in ASC 985-605-55-64 to 67, maintenance and support renewal rates for a perpetual license do not provide VSOE of the maintenance and support element bundled in a multi-year term license. If the bundled maintenance and support and associated renewals do not meet the criteria described in the first paragraph for a multi-year term license, the renewal rate is not considered substantive and the entire arrangement fee is deferred initially and recognized ratably over the bundled maintenance and support period.

42.	We also note that VSOE of fair value for services is established if a substantial majority of historical stand-alone prices for a service fall within a reasonably narrow price range. Please tell us what percentage you consider to be a majority and what you consider a reasonably narrow price range.

RESPONSE: The Company supplementally advises the Staff that VSOE of fair value for services is generally considered established, based on industry practice, if a range of prices (based on a daily rate) which represents at least 80% of a group of historical stand-alone service transactions within the past 12 months falling within plus or minus 15% of the median price.

43.	We note your disclosure that when the company cannot make reliable estimates of total project implementation the zero profit margin method is applied. Please confirm that when using this method it is reasonably assured that no loss will be incurred under such arrangements.

RESPONSE: The Company supplementally confirms to the Staff that when it uses the zero profit margin method it determines whether it is reasonably assured that no loss will be incurred under such arrangements. The Company bills for the services on a time and materials basis. The service billings combined with the license and support and maintenance fees would result in a profitable project under any conceivable scenario. This is supported by the Company’s history in which it has not experienced any circumstances where a loss was ultimately incurred on a contract.

Note 9. Net Income (Loss) per Share Attributable to Common Stockholders, page F-29

44.	Please clarify whether the holders of unvested RSUs have non-forfeitable rights to dividends or dividend equivalents. In this regard, please clarify whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method to the extent including such shares would not be antidilutive. Please refer to ASC 260-10-45-61A.

RESPONSE: The Company supplementally advises the Staff that the holders of unvested RSUs do not have non-forfeitable rights to dividends or dividend equivalents. As such, the RSUs are not considered participating securities. RSUs were considered in the Company’s calculations of diluted net income (loss) per share to the extent they were dilutive.

If the Staff needs any additional information or has any further questions, please do not hesitate to contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline

Richard A. Kline

Enclosures

cc:	Marcus S. Ryu, President and Chief Executive Officer, Guidewire Software, Inc. Robert F. Donohue, General Counsel, Guidewire Software, Inc. Craig M. Schmitz, Partner, Goodwin Procter LLP